SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 29, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20F  ☒ Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item
1.	Free translation of a letter to CONASEV, dated January 27, 2004 regarding the cancellation of the ADR program on the NYSE.

2.	Press release dated January 27, 2004 regarding the cancellation of the ADR program on the NYSE.

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Item 1

TRANSLATION

Lima, January 27, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Other Communications

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, we enclose herewith the press release relating to the cancellation of the ADR’s program.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

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Item 2.

Press Release

LIMA, PERU—January 27, 2004—Telefónica del Perú S.A.A. (NYSE:TDP) (LIMA:TDP) announced today that it will terminate its American Depositary Receipt (ADR) program, effective February 27, 2004. The company today elected to terminate the ADR facility in accordance with, and subject to, the terms and conditions of the deposit agreement governing the ADRs.

Each American Depositary Share (ADS) evidenced by an ADR represents 10 Class B shares, nominal value S/. 1.00 per share, of Telefónica del Perú S.A.A. ADR holders shortly will receive a letter from the ADR depositary providing further details on the termination process, including the steps to be taken to receive the deposited Class B shares upon cancellation of the ADRs.

The company has requested that its ADSs be delisted from The New York Stock Exchange (NYSE) in accordance with Rule 806 of the NYSE Listed Company Manual and Rule 12d2-2 of the Securities Exchange Act of 1934, as amended. The company expects that the ADSs will be delisted from the NYSE on or prior to the termination of the ADR program.

The Class B shares underlying the ADSs will continue to trade on the Lima Stock Exchange.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2004	TELEFÓNICA DEL PERÚ S.A.A.

	By:	/s/ Julia María Morales Valentín

		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A .A.

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